

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Shannon Masjedi
Chief Executive Officer
Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, CA 90015

>   **Re: Pacific Ventures Group, Inc.**
>   **Form 10-K for the Year Ended December 31, 2018**
>   **Filed April 11, 2019**
>   **Amended Form 10-K for the Year Ended December 31, 2018**
>   **Filed January 30, 2020**
>   **Amended Form 10-K for the Year Ended December 31, 2018**
>   **Filed February 26, 2020**
>   **File No. 000-54584**

Dear Ms. Masjedi:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Manufacturing